SECURITIES AND EXCHANGE COMMISSION
                         Washington, D.C.  20549

                               SCHEDULE 13D

                Under the Securities Exchange Act of 1934

             Minnesota Educational Computing Corporation (MECC)
        ____________________________________________________________
                             (Name of Issuer)

                  Common Stock, par value $.01 per share
        ____________________________________________________________
                      (Title of Class of Securities)

                                60400P 10 4
        ____________________________________________________________
                             (CUSIP Number)

                           Neal S. Winneg, Esq.
                        SoftKey International Inc.
                          One Athenaeum Street
                          Cambridge, MA  02142
        _____________________________________________________________
         (Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

                                Copy to:

                          Louis A. Goodman, Esq.
                   Skadden, Arps, Slate, Meagher & Flom
                            One Beacon Street
                             Boston, MA  02108
                              (617) 573-4800

                             October 30, 1995
        ____________________________________________________________
                      (Date of Event which Requires
                        Filing of this Statement)

        If the filing person has previously filed a statement on
        Schedule 13G to report the acquisition which is the
        subject of this Schedule 13D, and is filing this
        schedule because of Rule 13d-1(b)(3) or (4),
        check the following box:                   ( )

        Check the following box if a fee is being paid with this
        Statement:                                 (X)



                               SCHEDULE 13D

   CUSIP No. 60400P 10 4
   __________________________________________________________________
   (1)  NAMES OF REPORTING PERSONS
        S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS

        SoftKey International Inc.
   __________________________________________________________________
   (2)  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:
                                                (a)  ( )
                                                (b)  (X)
   __________________________________________________________________
   (3)  SEC USE ONLY

   __________________________________________________________________
   (4)  SOURCE OF FUNDS (SEE INSTRUCTIONS)
        OO
   __________________________________________________________________
   (5)  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
        PURSUANT TO ITEMS 2(d) or 2(e)

   __________________________________________________________________
   (6)  CITIZENSHIP OR PLACE OF ORGANIZATION
        Delaware
   __________________________________________________________________
                                 (7)  SOLE VOTING POWER
         NUMBER OF                    0
          SHARES                 ____________________________________
       BENEFICIALLY              (8)  SHARED VOTING POWER
         OWNED BY                     794,284
           EACH                  ____________________________________
         REPORTING               (9)  SOLE DISPOSITIVE POWER
          PERSON                      0
           WITH                  ____________________________________
                                 (10) SHARED DISPOSITIVE POWER
                                      0
   __________________________________________________________________
   (11) AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
        794,284
   __________________________________________________________________
   (12) CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
        CERTAIN SHARES (SEE INSTRUCTIONS)                 (X)

   __________________________________________________________________
   (13) PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
        9.9%
   __________________________________________________________________
   (14) TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
        CO
   __________________________________________________________________


     Item 1.  SECURITY AND ISSUER

          The title of the class of equity securities to which this Statement relates is the Common Stock, par value $.01 per share (the "Company Common Stock"), of Minnesota Educational Computing Corporation (MECC) (the "Company"), 6160 Summit Drive North, Minneapolis, Minnesota 54430.

     Item 2.  IDENTITY AND BACKGROUND

          (a)-(c) and (f) This Statement is filed on behalf of SoftKey International Inc., a Delaware corporation ("SoftKey"). SoftKey is a developer and publisher of consumer software for personal computers, primarily produced on CD-ROM. The address of SoftKey's principal business and principal office is One
     Athenaeum Street, Cambridge, Massachusetts  02142.

          Information required by General Instruction C to Schedule 13D with respect to the directors and executive officers of SoftKey is set forth on Exhibit A hereto and is incorporated herein by this reference.

          (d) and (e) To SoftKey's knowledge, during the last five years neither SoftKey nor any of its directors or executive officers has been (i) convicted in a criminal proceeding or (ii) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction which resulted in a judgment, decree or final order enjoining future violations of, or prohibiting or mandating any activities subject to, federal or state securities laws or finding any violation of such laws.

     Item 3.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

          The Voting Agreement described in Item 4 of this Statement, which description is incorporated herein by this reference, was entered into by SoftKey as a condition and an inducement to SoftKey's willingness to enter into an Agreement and Plan of Merger, dated as of October 30, 1995 (the "Merger Agreement") by and among SoftKey, SchoolCo Inc., a Minnesota corporation and a wholly owned subsidiary of SoftKey ("Sub"), and the Company. Except as set forth in the preceding sentence, the parties to the Voting Agreement paid no consideration in connection with entering into the Voting Agreement.

     Item 4.  PURPOSE OF THE TRANSACTION

          On October 30, 1995, SoftKey, Sub and the Company entered into the Merger Agreement, pursuant to which, among other things,
     (i) Sub will merge with and into the Company (the "Merger") with the Company surviving the Merger as a wholly owned subsidiary of SoftKey and (ii) each share of Company Common Stock will be converted into a number of shares of Common Stock, par value $.01 per share, of SoftKey ("SoftKey Common Stock") equal to the result (the "Exchange Ratio") obtained by dividing $40 by the volume weighted average of the closing prices for SoftKey Common
     Stock on the Nasdaq National Market ("NNM") for the twenty full trading days ending on the third full trading day prior to the effective time of the Merger; provided however, that in no event will the Exchange Ratio be greater than 1.14286 or less than .88889. At the effective time of the Merger (the "Effective Time"), the Board of Directors of Sub will become the Board of Directors of the Company, and the articles of incorporation and by-laws of Sub will become those of the Company. SoftKey intends, after the Merger is consummated, to take advantage of certain economies of scale and synergies in such areas as sales, marketing and general administrative operations, and to continue Company operations in Minneapolis. After the Merger is consummated, the shares of Company Common Stock will become eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Exchange Act of 1934, as amended, and the rules and regulations promulgated thereunder (the "Exchange Act"), and will be delisted from quotation on the NNM. The Merger is subject to the satisfaction of a number of conditions, including, among others, approval and adoption of the Merger Agreement by the requisite vote of the Company's stockholders, approval by the requisite vote of SoftKey stockholders of the issuance of shares of SoftKey Common Stock in the Merger, the effectiveness of a registration statement filed under the Securities Act of 1933, as amended, for the shares of SoftKey
     Common Stock to be issued in the Merger, and the expiration of applicable waiting periods under pre-merger notification regulations.

          On October 30, 1995, concurrently with entering into the Merger Agreement, SoftKey entered into a voting agreement (the "Voting Agreement") with North American Fund II, L.P., a limited Delaware partnership and a business development company (the "Fund"). The address of the Fund's principal business and principal office is 135 South LaSalle Street, Suite 4000, Chicago, Illinois 60603. The Voting Agreement was entered into by the Fund as an inducement to SoftKey to enter into the Merger Agreement.

          Pursuant to the Voting Agreement, the Fund has agreed, among other things, subject to certain conditions set forth in the Voting Agreement, to vote 794,284 shares of Company Common Stock (the "Voting Agreement Shares") (a) in favor of the approval and adoption of the Merger Agreement and the Merger at every meeting of the stockholders of the Company at which such matters are considered and at every adjournment thereof, and (b) against any other acquisition or proposed acquisition of the Company (whether by way of merger, purchase of capital stock, purchase of assets or otherwise). The Fund has agreed to deliver to SoftKey upon request immediately prior to any vote contemplated by clause (a) or (b) above a proxy substantially in the form attached to the Voting Agreement as Annex A (the "Proxy"), which Proxy shall be irrevocable during the term of the Voting Agreement to the extent permitted under Minnesota law and subject to the conditions set forth in the Voting Agreement.

          In addition, the Fund has agreed that it will not, nor will it permit any entity under its control to, deposit any of the Voting Agreement Shares in a voting trust or subject any of such shares to any arrangement with respect to the voting of such shares inconsistent with the Voting Agreement.

          Pursuant to the Voting Agreement, the Fund has agreed not to sell, assign, pledge, transfer or otherwise dispose of, or grant any proxies with respect to (except for a Proxy or a proxy which is not inconsistent with the Voting Agreement) any of the Voting Agreement Shares.

          The Voting Agreement terminates upon the earliest to occur of (i) the effective time of the Merger, and (ii) the date on which the Merger Agreement is terminated in accordance with its terms. In addition, the obligation of the Fund to vote the Voting Agreement Shares in accordance with the terms of the Voting Agreement and to deliver the Proxy, and the validity of a Proxy delivered under the Voting Agreement, is conditional on the Parent Price (as hereinafter defined) being at least $30. The "Parent Price," as used in the Voting Agreement, refers to the volume weighted average of the closing prices of SoftKey Common Stock on the NNM for the twenty full trading days immediately preceding the meeting of the stockholders of the Company (or adjournment thereof) at which the Merger and the Merger Agreement are considered.

          The summary of the Voting Agreement contained herein is qualified in its entirety by the text of the Voting Agreement, a copy of which is attached as Exhibit B hereto and which is hereby incorporated herein by this reference.

     Item 5.  INTEREST IN SECURITIES OF THE ISSUER

          (a) As of October 30, 1995, SoftKey owned beneficially 794,284 shares of Company Common Stock, which constitute all of the Voting Agreement Shares. Such shares represent approximately 9.9% of the total number of shares of Company Common Stock outstanding as of such date. SoftKey has no beneficial interest or rights with respect to any other shares of Company Common Stock owned beneficially by the Fund or any other holder of shares of Company Common Stock, and SoftKey disclaims beneficial ownership for the purposes of Section 13(d) and 13(g) of the Exchange Act, and for any other purpose, of any such shares. SoftKey expressly disclaims membership in any "group," as such term is used for the purposes of Sections 13(d) and 13(g) of the Exchange Act, with respect to shares of Company Common Stock.

          Reference is made to Item 4 above for information concerning the Fund, which information is incorporated herein by this reference. To SoftKey's knowledge, during the last five years the Fund has not been (i) convicted in a criminal proceeding or
     (ii) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction which resulted in a judgment, decree or final order enjoining future violations of, or prohibiting or mandating any activities subject to, federal or state securities laws or finding any violation of such laws.

          (b) Subject to the terms of the Voting Agreement, SoftKey has certain rights to vote or direct the vote of the Voting Agreement Shares. Except for SoftKey's rights to vote or direct the vote of the Voting Agreement Shares as provided in the Voting Agreement, SoftKey has no power to vote or direct the vote or dispose of or direct the disposition of any shares of Company Common Stock.

          (c) SoftKey has not effected any transaction in the shares of Company Common Stock during the past sixty days. To SoftKey's knowledge, none of the directors or executive officers of SoftKey set forth on Exhibit A hereto has effected any transaction in the shares of Company Common Stock during the past sixty days.

          (d) To the knowledge of SoftKey, the Fund has the right to receive and the power to direct the receipt of dividends from, and the proceeds from the sale of, the Voting Agreement Shares.

          (e)  Not applicable.

     Item 6.  CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR
              RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

          The information set forth in Item 4 is hereby incorporated herein by this reference.

          SoftKey will pay its financial advisor, Bear, Stearns & Co. Inc. ("Bear Stearns"), a fee for services performed by Bear
     Stearns in connection with the Merger Agreement and the Merger.

          Except as set forth or incorporated by reference in this Statement, neither SoftKey nor, to SoftKey's knowledge, any of SoftKey's directors and executive officers set forth on Exhibit A hereto, has any contracts, arrangements, understandings or relationships (legal or otherwise) with any person with respect to any securities of the Company, including, but not limited to the transfer or voting of any of the shares of Company Common Stock, finders fees, joint ventures, loan or option agreements, puts or calls, guarantees of profits or loss, or the giving or withholding of proxies.

     Item 7.  MATERIAL TO BE FILED AS EXHIBITS

     Exhibit A --  Directors and executive officers of SoftKey

     Exhibit B --  Voting Agreement


                                  SIGNATURE

          After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

     Dated:  November 9, 1995

                                   SOFTKEY INTERNATIONAL INC.

                                   By:  /s/ Neal S. Winneg
                                       Name:  Neal S. Winneg
                                       Title:  Vice President,
                                               Secretary and General
                                               Counsel



                                EXHIBIT INDEX

                                                         SEQUENTIALLY
     EXHIBIT     DESCRIPTION                             NUMBERED PAGE

     A           Directors and executive officers
                 of SoftKey

     B           Voting Agreement




                                                        EXHIBIT A

                DIRECTORS AND EXECUTIVE OFFICERS OF SOFTKEY

          Set forth below is the name, current business address and the present principal occupation or employment of each director and executive officer of SoftKey. The principal address of SoftKey and, unless otherwise indicated below, the current business address for each individual listed below is One Athenaeum Street, Cambridge, Massachusetts 02142. Unless otherwise indicated, each such person is a citizen of the United States. Unless otherwise indicated, each occupation set forth opposite the individual's name refers to employment with SoftKey.

      NAME AND CURRENT              PRESENT PRINCIPAL OCCUPATION
      BUSINESS ADDRESS              OR EMPLOYMENT AND CITIZENSHIP

      Michael J. Perik              Chairman of the Board and Chief
                                    Executive Officer.  Mr. Perik is a
                                    citizen of Canada.

      Kevin O'Leary                 President and a director.  Mr
                                    O'Leary is a citizen of Canada.

      Robert Gagnon                 Director.  Mr. Gagnon is a director
      1120 rue Cherbourg            and Executive Vice President of
      C.P. 2300                     SoftKey Software Products Inc., a
      Sherbrooke                    subsidiary of SoftKey ("SoftKey
      Quebec, Canada  JIJ 3Y3       Software").  Mr. Gagnon is a
                                    citizen of Canada.

      Alexander W. Hoag             Executive Vice President, Products
                                    and Chief Technology Officer.

      David E. Patrick              Executive Vice President, Worldwide
                                    Sales.

      Edward J. Sattizahn           Executive Vice President,
                                    Marketing.

      R. Scott Murray               Chief Financial Officer.  Mr.
                                    Murray is a citizen of Canada.

      Neal S. Winneg                Vice President, General Counsel and
                                    Secretary.

      Michael A. Bell               Director.  Mr. Bell is a director
      Monitor Company, Inc.         and officer of Monitor Company,
      (management consulting firm)  Inc., a management consulting firm,
      25 First Street, 2nd Floor    and a group of affiliated
      Cambridge, MA  02141          companies.

      Robert Rubinoff               Director.  Mr. Rubinoff is also a
      Inglewood Holdings            director of SoftKey Software.  Mr.
      (private investment firm)     Rubinoff is a citizen of Canada.
      162 Cumberland Street
      Suite 302
      Ontario, Canada  M5R 1A8

      Scott M. Sperling             Director.  Mr. Sperling is a
      Thomas H. Lee Company         Managing Director of the Thomas H.
      (private investment company)  Lee Company, a private investment
      75 State Street, Suite 2600   company.
      Boston, MA  02109

                                                          EXHIBIT B

                               VOTING AGREEMENT

                    VOTING AGREEMENT (the "Agreement"), dated as of October 30, 1995, between North American Fund II, L.P., a Delaware limited partnership and a stockholder (the "Stockholder") of Minnesota Educational Computing Corporation (MECC), a Minnesota corporation (the "Company"), and SoftKey International Inc., a Delaware corporation ("Parent").

                    WHEREAS, concurrently with the execution of this Agreement, the Company, Parent and SchoolCo Inc., a Minnesota corporation and a wholly owned subsidiary of Parent ("Sub"), have entered into an Agreement and Plan of Merger (as the same may be amended from time to time, the "Merger Agreement"), providing for the merger (the "Merger") of Sub with and into the Company pursuant to the terms and conditions of the Merger Agreement; and

                    WHEREAS, upon consummation the Merger, the stockholders of the Company will receive a number of shares of common stock, par value $.01 per share, of Parent ("Parent Common Stock") equal to the Exchange Ratio (as defined in the Merger Agreement) for each share of common stock, par value $.01 per share (the "Company Common Stock") of the Company owned by them;

                    WHEREAS, the Stockholder owns of record and beneficially 1,461,762 shares of Company Common Stock wishes to enter into this Agreement with respect to 794,284 of such shares (such 794,284 shares of Company Common Stock being referred to as the "Shares"); and

                    WHEREAS, in order to induce Parent to enter into the Merger Agreement, the Stockholder has agreed, upon the terms and subject to the conditions set forth herein, to vote the Shares and to deliver an irrevocable proxy to Parent to vote the Shares at a meeting of the Company's stockholders, in favor of approval and adoption of the Merger Agreement.

                    NOW, THEREFORE, for good and valuable
          consideration, the receipt, sufficiency and adequacy of which is hereby acknowledged, the parties hereto agree as follows:

                    1. Agreement to Vote Shares. The Stockholder agrees during the term of this Agreement to vote the Stockholder's Shares, in person or by proxy, (a) in favor of approval and adoption of the Merger Agreement and the Merger at every meeting of the stockholders of the Company at which such matters are considered and at every adjournment thereof, and (b) against an Alternative Acquisition (as such term is defined in the Merger Agreement). The Stockholder agrees to deliver to Parent upon request immediately prior to any vote contemplated by clause (a) or (b) above a proxy substantially in the form attached hereto as Annex A (a "Proxy"), which Proxy shall be irrevocable during the term of this Agreement to the extent permitted under Minnesota law, and Parent agrees to vote the Shares subject to each such Proxy in favor of approval and adoption of the Merger Agreement and the Merger. Notwithstanding anything herein to the contrary, the obligation of the Stockholder to vote its Shares in accordance with the terms of this Agreement and to deliver the Proxy, and the validity of a Proxy delivered hereunder, will be conditional on the Parent Price (as hereinafter defined) being at least $30. The "Parent Price," as used herein, refers to the volume weighted average of the closing prices of Parent Common Stock on the Nasdaq National Market for the twenty full trading days immediately preceding the meeting of the stockholders of the Company (or adjournment thereof) at which the Merger and the Merger Agreement are considered.

                    2. No Voting Trusts. The Stockholder agrees that the Stockholder will not, nor will the Stockholder permit any entity under the Stockholder's control to, deposit any of the Stockholder's Shares in a voting trust or subject any of its Shares to any arrangement with respect to the voting of the Shares inconsistent with this Agreement.

                    3.   Limitation on Dispositions and Proxies.
          During the term of this Agreement, the Stockholder agrees not to sell, assign, pledge, transfer or otherwise dispose of, or grant any proxies with respect to (except for a Proxy or a proxy which is not inconsistent with the terms of this Agreement) any of the Stockholder's Shares.

                    4. Specific Performance. Each party hereto acknowledges that it will be impossible to measure in money the damage to the other party if a party hereto fails to comply with the obligations imposed by this Agreement, that, in the event of any such failure, the other party will not have an adequate remedy at law or in damages. Accordingly, each party hereto agrees that injunctive relief or other equitable remedy, in addition to remedies at law or damages, is the appropriate remedy for any such failure and will not oppose the granting of such relief on the basis that the other party has an adequate remedy at law. Each party hereto agrees that it will not seek, and agrees to waive any requirement for, the securing or posting of a bond in connection with any other party's seeking or obtaining such equitable relief.

                    5. Term of Agreement; Termination. Subject to Section 9(e), the term of this Agreement shall commence on the date hereof and such term and this Agreement shall terminate upon the earliest to occur of
          (i) the Effective Time, and (ii) the date on which the Merger Agreement is terminated in accordance with its terms. Upon such termination, no party shall have any further obligations or liabilities hereunder; provided, that such termination shall not relieve any party from liability for any breach of this Agreement prior to such termination.

                    6.  Representations and Warranties of the
          Stockholders. Each Stockholder represents and warrants to Parent that, as of the date hereof, (a) such Stockholder has full legal power and authority to execute and deliver this Agreement and the Proxy, and (b) such Stockholder's Shares are free and clear of all proxies (except for a proxy which is not inconsistent with the terms of this Agreement).

                    7.   Entire Agreement.  This Agreement
          supersedes all prior agreements, written or oral, among the parties hereto with respect to the subject matter hereof and contains the entire agreement among the parties with respect to the subject matter hereof. This Agreement may not be amended, supplemented or modified, and no provisions hereof may be modified or waived, except by an instrument in writing signed by all parties hereto. No waiver of any provisions hereof by any party shall be deemed a waiver of any other provisions hereof by any such party, nor shall any such waiver be deemed a continuing waiver of any provision hereof by such party.

                    8. Notices. All notices, requests, claims, demands or other communications hereunder shall be in writing and shall be deemed given when delivered personally, upon receipt of a transmission confirmation if sent by telecopy or like transmission (with confirmation) and on the next business day when sent by Federal Express, Express Mail or other reputable overnight courier service to the parties at the following addresses (or at such other address for a party as shall be specified by like notice):

                    If to Parent:

                         SoftKey International Inc.
                         One Athenaeum Street
                         Cambridge, MA  02142
                         Attention:  Office of the General Counsel
                         Telecopy:  (617) 494-5660

                    With a copy to:

                         Skadden, Arps, Slate, Meagher & Flom
                         One Beacon Street
                         Boston, Massachusetts  02108
                         Attention:  Louis A. Goodman, Esq.
                         Telecopy:  (617) 573-4822

                    If to Stockholder:

                         North American Fund II, L.P.
                         135 South LaSalle Street, Suite 4000
                         Chicago, IL  60603
                         Attention:  Charles L. Palmer
                         Telecopy:  (312) 332-1540

                    With a copy to:

                         Gardner, Carton & Douglas
                         Quaker Tower, Suite 3400
                         321 North Clark Street
                         Chicago, IL  60160-4795
                         Attention:  Charles R. Manzoni, Jr., Esq.
                         Telecopy:  (312) 644-3381

                    9.   Miscellaneous.

                         (a)  This Agreement shall be deemed a
          contract made under, and for all purposes shall be construed in accordance with, the laws of the State of Delaware, without reference to its conflicts of law principles.

                         (b)  If any provision of this Agreement or
          the application of such provision to any person or circumstances shall be held invalid or unenforceable by a court of competent jurisdiction, such provision or application shall be unenforceable only to the extent of such invalidity or unenforceability, and the remainder of the provision held invalid or unenforceable and the application of such provision to persons or circumstances, other than the party as to which it is held invalid, and the remainder of this Agreement, shall not be affected.

                         (c)  This Agreement may be executed in one
          or more counterparts, each of which shall be deemed to be an original but all of which together shall constitute one and the same instrument.

                         (d)  All Section headings herein are for
          convenience of reference only and are not part of this Agreement, and no construction or reference shall be derived therefrom.

                         (e)  The obligations of the Stockholder
          set forth in this Agreement shall not be effective or binding upon the Stockholder until after such time as the Merger Agreement is executed and delivered by the Company, Parent and Sub, and the parties agree that there is not and has not been any other agreement, arrangement or understanding between the parties hereto with respect to the matters set forth herein.


                    IN WITNESS WHEREOF, the parties hereto have executed and delivered this Agreement as of the date first written above.

                                   SOFTKEY INTERNATIONAL INC.

                                   By:/s/ Michael J. Perik
                                      Name:  Michael J. Perik
                                      Title: Chairman and Chief
                                               Executive Officer

                                   NORTH AMERICAN FUND II, L.P.

                                   By:/s/ Charles L. Palmer
                                      Name:  Charles L. Palmer
                                      Title: President of North
                                                American Business
                                                Development
                                                Company, L.L.C.,
                                                the General Partner
                                                of North American
                                                Fund II, L.P.


                                                          (ANNEX A)

                                FORM OF PROXY

                    The undersigned, for consideration received, hereby appoints SoftKey International Inc., a Delaware corporation ("Parent"), its proxy to vote 794,284 shares of Common Stock, par value $.01 per share, of Minnesota Educational Computing Corporation (MECC), a Minnesota corporation (the "Company"), owned by the undersigned and described in the Voting Agreement referred to below and which the undersigned is entitled to vote at any meeting of stockholders of the Company, and at any adjournment thereof, to be held for the purpose of considering and voting upon a proposal to approve and adopt the Agreement and Plan of Merger, dated as of October 30, 1995 (the "Merger Agreement"), by and among the Company, Parent, and SchoolCo Inc., a Minnesota corporation and a wholly owned subsidiary of Parent ("Sub"), providing for the merger (the "Merger") of Sub with and into the Company, FOR such proposal and AGAINST any Alternative Acquisition (as such term is defined in the Merger Agreement). This proxy is subject to the terms of the Voting Agreement, is coupled with an interest and revokes all prior proxies granted by the undersigned with respect to such 794,284 shares, is irrevocable and shall terminate and be of no further force or effect automatically at such time as the Voting Agreement, dated as of October 30, 1995 between the undersigned and Parent, a copy of such Agreement being attached hereto, terminates in accordance with its terms.

                                   Dated __________________, 199_

                                   NORTH AMERICAN FUND II, L.P.

                                   By:________________________
                                      Name:
                                      Title: